     As filed with the Securities and Exchange Commission on May 19, 1999
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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                               ---------------
                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)


                        The Southern Africa Fund, Inc.
                               (Name of Issuer)

                        The Southern Africa Fund, Inc.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)

                                  842157 10 9
                     (CUSIP Number of Class of Securities)

                             Edmund P. Bergan, Jr.
                       Alliance Capital Management L.P.
                          1345 Avenue of the Americas
                           New York, New York 10105
                                (212) 969-1000
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                                Bruce D. Senzel
                                Seward & Kissel
                            One Battery Park Plaza
                           New York, New York 10004

                                 May 19, 1999

    (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE



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
                   Transaction Valuation                    Amount of Filing Fee
--------------------------------------------------------------------------------
  $16,183,127(a)...........................................     $3,236.63(b)
--------------------------------------------------------------------------------

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(a) Calculated as the aggregate maximum purchase price to be paid for
    1,201,420 shares in the offer, based upon the net asset value per share of $13.47 at May 14, 1999.
(b) Calculated as 1/50th of 1% of the Transaction Valuation.

[_]Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid:          This Schedule 13E-4, including exhibits,
  Form or Registration No.         consists of [   ] pages.
  Filing Party:                    Exhibit index appears on page [   ].
  Date Filed:
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

Item 1. Security and Issuer.

  (a) The name of the issuer is The Southern Africa Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"). The address of the principal executive office of the Fund is 1345 Avenue of the Americas, New York, New York 10105.

  (b) The Fund is seeking tenders for 1,201,420 of its issued and outstanding shares of common stock, par value $0.01 per share ("Shares"), for cash at a price equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on June 17, 1999, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer expires at 12:00 Midnight Eastern Time on June 16, 1999, unless extended (the "Expiration Date"). If the Offer is extended beyond June 16, 1999, the purchase price for shares will be equal to their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date. A copy of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(ii) and (a)(2)(i) to this statement, respectively.

  Reference is hereby made to the Cover Page, Section 1--"Price, Number of Shares"--and Section 10-- "Interest of Certain Related Persons"--of the Offer to Purchase, which are incorporated herein by reference.

  (c) The principal market in which the Shares are traded is the NYSE. Reference is hereby made to the Cover Page and Section 8--"Price Range of Shares; Dividends"--of the Offer to Purchase, which are incorporated herein by reference.

  (d) Not applicable.

Item 2. Source and Amount of Funds or Other Consideration.

  (a)-(b) Reference is hereby made to Section 7--"Source and Amount of Funds"--of the Offer to Purchase, which is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

  Introduction, (a) and (c) Reference is hereby made to Section 2--"Purpose of the Offer, Plans or Proposals of the Fund"--, Section 7--"Source and Amount of Funds"--, Section 8--"Price Range of Shares; Dividends"--, and Section 11-- "Certain Effects of the Offer"--of the Offer to Purchase, which are incorporated herein by reference.

  (b) and (d)-(j) Not applicable.

Item 4. Interest in Securities of the Issuer.

  Reference is hereby made to Section 10--"Interest of Certain Related Persons"--of the Offer to Purchase, which is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

  Reference is hereby made to Section 2--"Purpose of the Offer; Plans or Proposals of the Fund"--, Section 7--"Source and Amount of Funds"--, Section 10--"Interest of Certain Related Persons"--, and Section 11--"Certain Effects of the Offer"-- of the Offer to Purchase, which are incorporated herein by reference. Except as set forth therein, the Fund does not know of any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer between the (A) Fund, any executive officer or director of the Fund, or any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund, and (B) any other person, with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Persons Retained, Employed or to be Compensated.

  The Fund has entered into a Depositary Agreement, dated as of May 19, 1999, with BankBoston, N.A. (the "Depositary") to provide certain depositary services in connection with the Offer. For its services, the Depositary will receive a fee of $11,500, plus $9.00 for each Letter of Transmittal processed, $10.00 for each withdrawal of tendered Shares, $15.00 for each guaranteed delivery of tendered Shares, and $1,500 for each extension of the Offer. Out-of-pocket expenses of the Depositary, including telephone charges and mailing expenses, will also be reimbursed by the Fund. The Depositary Agreement is filed as Exhibit (c)(1) to this statement, which is incorporated herein by reference.

  No persons have been employed or retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

Item 7. Financial Information.

  (a)(1) The Fund's audited financial statements for the fiscal years ended November 30, 1998 and November 30, 1997 (the "Audited Financial Statements"), are included as part of Exhibit (a)(1)(ii) to this statement, which is incorporated herein by reference in its entirety. The related consent of Ernst & Young LLP, the independent auditors of the Fund, is filed as Exhibit
(a)(1)(ii)(A) to this statement. For a summary of selected financial information for these fiscal years, see Section 9--"Selected Financial Information"--of the Offer to Purchase, which is incorporated herein by reference.

  (2) Not applicable.

  (3) Certain ratios applicable to the Fund for the fiscal years ended November 30, 1998 and November 30, 1997 are contained in the Audited Financial Statements. Certain ratios applicable to the Fund for these fiscal years are set forth in Section 9--"Selected Financial Information"--of the Offer to Purchase, which is incorporated herein by reference.

  (4) The Fund's NAV per Share as of November 30, 1998 is set forth in the Audited Financial Statements for the fiscal year ended November 30, 1998. Such information is also set forth in Section 9--"Selected Financial Information"-- of the Offer to Purchase, which is incorporated herein by reference.

  (b) It is not possible for the Fund to predict the number of Shares that will be tendered pursuant to the Offer; accordingly, it is not possible for the Fund to provide pro forma information disclosing the effect of the Offer.

Item 8.  Additional Information.

  (a) Reference is hereby made to Section 10--"Interest of Certain Related Persons"--of the Offer to Purchase, which is incorporated herein by reference.

  (b)-(d) Not applicable.

  (e) The Offer to Purchase and Letter of Transmittal, which are filed as Exhibit (a)(1)(ii) and Exhibit (a)(2)(i), respectively, to this statement, are incorporated herein by reference in their entirety.

Item 9. Material to Be Filed as Exhibits.

 (a)(1)(i)     Advertisement printed in The Wall Street Journal on May 19,
               1999.
 (a)(1)(ii)    Offer to Purchase.
 (a)(1)(ii)(A) Consent of Ernst & Young LLP.
 (a)(2)(i)     Form of Letter of Transmittal.
 (a)(2)(ii)    Form W-8.
 (a)(2)(iii)   Form of Notice of Guaranteed Delivery.
 (a)(3)(i)     Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
 (a)(3)(ii)    Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
 (a)(3)(iii)   Questions and Answers, to be Used Only by Brokers, Dealers,
               Commercial Banks, Trust Companies and Other Nominees and by the
               Depositary.
 (a)(3)(iv)    Form of Letter to Stockholders Who Have Requested Information.
 (b)           Not applicable.
 (c)(1)        Depositary Agreement between The Southern Africa Fund, Inc. and
               BankBoston, N.A. dated as of May 19, 1999.
 (c)(2)        Investment Management Agreement between The Southern Africa
               Fund, Inc. and Alliance Capital Management L.P. dated February
               25, 1994 (as amended April 30, 1998).
 (c)(3)        Sub-Advisory Agreement between The Southern Africa Fund, Inc.,
               Alliance Capital Management L.P. and Sanlam Asset Management
               (Gibraltar) Limited (now Gensec Asset Management (Pty) Ltd.)
               dated February 25, 1994, as amended as of April 30, 1998.
 (c)(4)        Shareholder Inquiry Agency Agreement between The Southern Africa
               Fund, Inc. and Alliance Fund Services, Inc. dated as of March
               27, 1996.
 (c)(5)        Administration Agreement between The Southern Africa Fund, Inc.
               and Middlesex Administrators L.P. (now Princeton Administrators,
               L.P.) dated February 25, 1994.
 (d)-(f)       Not applicable.

                  [Remainder of page intentionally left blank]

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The Southern Africa Fund, Inc.

                                          /s/ Edmund P. Bergan, Jr.
                                          ---------------------------
                                          Name: Edmund P. Bergan, Jr.
                                          Title: Secretary

Dated: May 19, 1999

                                 EXHIBIT INDEX

                                                                     Pages in
                                                                   Sequentially
    Exhibit                                                          Numbered
    Number                          Exhibit                          Original
    -------                         -------                        ------------
 (a)(1)(i)     Advertisement printed in The Wall Street Journal
               on May 19, 1999..................................
 (a)(1)(ii)    Offer to Purchase................................
 (a)(2)(i)     Form of Letter of Transmittal....................
 (a)(1)(ii)(A) Consent of Ernst & Young LLP.....................
 (a)(2)(ii)    Form W-8.........................................
 (a)(2)(iii)   Form of Notice of Guaranteed Delivery............
 (a)(3)(i)     Form of Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees........
 (a)(3)(ii)    Form of Letter to Clients of Brokers, Dealers,
               Commercial Banks, Trust Companies and Other
               Nominees.........................................
 (a)(3)(iii)   Questions and Answers, to be Used Only by
               Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees and by the
               Depositary.......................................
 (a)(3)(iv)    Form of Letter to Stockholders Who Have Requested
               Information......................................
 (c)(1)        Depositary Agreement between The Southern Africa
               Fund, Inc. and BankBoston, N.A. dated as of May
               19, 1999.........................................
 (c)(2)        Investment Management Agreement between The
               Southern Africa Fund, Inc. and Alliance Capital
               Management L.P. dated February 25, 1994 (as
               amended April 30, 1998)..........................
 (c)(3)        Sub-Advisory Agreement between The Southern
               Africa Fund, Inc., Alliance Capital Management
               L.P. and Sanlam Asset Management (Gibraltar)
               Limited (now Gensec Asset Management (Pty) Ltd.)
               dated February 25, 1994, as amended as of April
               30, 1998.........................................
 (c)(4)        Shareholder Inquiry Agency Agreement between The
               Southern Africa Fund, Inc. and Alliance Fund
               Services, Inc. dated as of March 27, 1996........
 (c)(5)        Administration Agreement between The Southern
               Africa Fund, Inc. and Middlesex Administrators
               L.P. (now Princeton Administrators, L.P.) dated
               February 25, 1994................................